AQ TECHNOLOGY PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70378

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQ Technology Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

203 Redwood Shores Parkway, Suite 530
(No. and Street)

Redwood City	CA	94065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Sachse	(650)815-8628	matt@aqtpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sachse, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQ Technology Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal Executive Officer

[signature]

Notary Public SEE ATTACHED 04/12/2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
COUNTY OF SAN MATEO)

On 4-12-2022 before me, SUSHIL KALRA, A NOTARY PUBLIC
DATE INSERT NAME, TITLE OF OFFICER – E.G., "JANE DOE, NOTARY PUBLIC

personally appeared, MATT SACHSE

_______________________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SUSHIL KALRA
COMM. # 2358283
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
COMM. EXPIRES MAY 19, 2025
MGC1

[signature] (SEAL)
NOTARY PUBLIC SIGNATURE

OPTIONAL INFORMATION

THIS OPTIONAL INFORMATION SECTION IS NOT REQUIRED BY LAW BUT MAY BE BENEFICIAL TO PERSONS RELYING ON THIS NOTARIZED DOCUMENT.

TITLE OR TYPE OF DOCUMENT ANNUAL REPORTS

DATE OF DOCUMENT ____________ NUMBER OF PAGES ____________

SIGNERS(S) OTHER THAN NAMED ABOVE ____________

SIGNER'S NAME ____________ SIGNER'S NAME ____________

RIGHT THUMBPRINT	RIGHT THUMBPRINT

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AQ Technology Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AQ Technology Partners, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as the Company's auditor.
Abington, Pennsylvania
April 12, 2022

AQ TECHNOLOGY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	3,458,176
Accounts Receivable		518,486
Due from Affiliates		4,790
Prepaid Expenses and Other Assets		195,641
Fixed Assets, Net of Accumulated Depreciation of $46,244		360,942
Right of Use Asset		1,885,421
Total Assets	$	6,423,456

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	2,786,504
Office Lease Liability		1,939,488
Total Liabilities		4,725,992
Member's Equity		1,697,464
Total Liabilities and Member's Equity	$	6,423,456

AQ TECHNOLOGY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1

THE COMPANY AND IT'S SIGNIFICANT ACCOUNTING POLICIES

The Company. AQ Technology Partners, LLC (the "Company") is a limited liability company under the laws of the State of California. The Company is a wholly owned subsidiary of AQ Holdings, LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

Revenue Recognition. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Investment banking fees are broken down into success fees and engagement fees accounted for ASC 606 as follows:

Engagement Fees are earned in full upon the signing of an engagement letter and are typically payable either in full upon signing or on some periodic basis subsequent to signing (monthly anniversary, etc.). The engagement fee is a non-refundable, fixed amount and is not contingent on the successful consummation of a transaction. The engagement fee is compensation paid to the Company for time spent on the administrative and logistical matters related to the process of marketing a transaction for the client, whether successful or not. As such engagement fees are recognized in terms of the engagement letter of each engagement either upon signing or over the appropriate period.

Success Fees, are earned and payable only upon the consummation of a successful transaction for the client and determined as a percentage of the Aggregate Value of the transaction, generally using a sliding scale where the fee earned as a percentage of the Aggregate Value increases dependent on the ultimate Aggregate Value. The Success Fee is entirely contingent upon the consummation of a successful transaction and is compensation to the Company for achieving a successful transaction for its client and as such are recognized in full upon the closing of a successful transaction.

Income Taxes. Income taxes, if any, are the liability of individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company is subject to audit by the taxing agencies for years ending 2018, 2019, and 2020.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments. One customer accounted for 45 percent of the revenue during 2021.

Note 2

COMMITMENTS

The Company is on 5-year lease with Hudson Properties, beginning December 1, 2020.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company has adopted this standard in accordance with the provisions of ASU 2020-05.

AQ TECHNOLOGY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2021

In November 2019, the Company entered into a new lease agreement for office space in Redwood City, CA expiring November 2025.

Under adoption of ASC 842, for the year ended December 31, 2021, the Company has for its Redwood City, CA office recorded an ROU asset of $1,885,421 and an operating lease liability of $1,939,488 assuming a discount rate of 5.00% based upon the current prime rate.

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 – Redwood City, CA office:

	2022	$ 524,061
	2023	539,783
	2024	555,976
	2025	523,625
Total Payments Under Operating Lease Liabilities		**2,143,445**
Less discount to present value		(203,957)
Total Operating Lease Liability		**$1,939,488**

Note 3

NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6 2/3 % of aggregate indebtedness ($189,371) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

The Company's ratio at December 31, 2021 was 4.60 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2021, the Company had net capital of $617,605 which was $428,234 in excess of the amount required by the SEC.

AQ TECHNOLOGY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2021

Note 4

FIXED ASSETS

Fixed assets, net at December 31, 2021, are summarized as follows:

Furniture and fixtures	$	153,440
Computers and equipment		78,917
Leasehold improvements		174,829
		407,186
Less accumulated depreciation		(46,244)
	$	360,942

Depreciation expense amounted to $34,943 for the year ended December 31, 2021.

Note 5

SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through April 12, 2022, the date at which the financial statements were issued and determined there are no other items to disclose.